Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

11 September 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Rio Tinto Share Option Plan (“SOP”)

The SOP is a discretionary share option plan under which eligible employees are granted an option to purchase a number of Rio Tinto plc or Rio Tinto Limited shares as applicable, at a future date at a price set at the date of grant, provided certain performance conditions are met, in accordance with the terms of the SOP.

On 7 September 2017, the following PDMR exercised his options over shares.

Security	Name of PDMR / KMP	No. of Options Exercised	Exercise Price per Share	No. of Shares Sold	Sale Price per Share	No. of Shares Retained
Rio Tinto plc	Stephen McIntosh	2951	£16.53	2143	£37.1843	808

This was a non-discretionary transaction.

An FCA notification in accordance with the EU Market Abuse Regulations has been issued to the London Stock Exchange contemporaneously with this release.

Steve Allen

Group Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404